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                                                                 EXHIBIT (A)(14)



                                       Contact:
                                       Rebecca Peterson
                                       Director, Corporate Communications
                                       Alkermes, Inc.
                                       (617) 583-6378



         FOR IMMEDIATE RELEASE

       ALKERMES ANNOUNCES CONCLUSION OF THE CONVERSION PRICE DETERMINATION
                          PERIOD FOR ITS EXCHANGE OFFER

CAMBRIDGE, MA, DECEMBER 20, 2002 -- Alkermes, Inc. (NASDAQ: ALKS) announced today that the conversion price determination period for its exchange offer of new convertible notes has concluded and the conversion price will be $7.682. The conversion price is a 17.5% premium over the simple average of the daily volume-weighted average price of the Company's common stock for each of the five trading days from Friday, December 13, 2002 through Thursday, December 19, 2002. On November 26, 2002, the Company commenced an exchange offer in which the Company is offering up to $115 million aggregate principal amount of its new convertible senior subordinated notes for up to an aggregate principal amount of $200 million of its outstanding 3.75% Convertible Subordinated Notes due 2007. The Company may also offer up to $50 million of its new notes for cash to existing holders who participate in the exchange offer. The exchange offer is scheduled to expire at 5:00 p.m. New York City time (EST), on December 24, 2002, unless extended.

U.S. Bancorp Piper Jaffray Inc. is serving as the dealer manager for the exchange offer and placement agent for the cash offer. State Street Bank and Trust Company is serving as the exchange agent. A preliminary prospectus and prospectus supplement for the exchange offer is available free of charge from the information agent, Georgeson Shareholder Communications Inc., 17 State Street, 10th Floor, New York, New York 10004 (866-318-0506). The preliminary prospectus, the prospectus supplement, the letter of transmittal and other related exchange offer materials may also be obtained free of charge at the SEC's website (www.sec.gov).
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Registration statements relating to the new notes have been filed with the SEC.
The new notes may not be exchanged or sold, nor may offers to exchange or offers to buy them be accepted prior to the time the registration statements become effective. This press release shall not constitute an offer to exchange, sell, or the solicitation of an offer to buy, the new notes, nor shall there be any offer, exchange, solicitation or sale of any new notes in any state in which such offer, exchange, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such state or other jurisdiction.

Alkermes, Inc. is an emerging pharmaceutical company developing products based on our sophisticated drug delivery technologies to enhance therapeutic outcomes. Our areas of focus include: controlled, extended-release of injectable drugs utilizing our ProLease(R) and Medisorb(R) delivery systems and the development of inhaled pharmaceutical products based on our proprietary Advanced Inhalation Research, Inc. ("AIR(R)") pulmonary delivery system. Our business strategy is twofold. We partner our proprietary technology systems and drug delivery expertise with many of the world's finest pharmaceutical companies and also develop novel, proprietary drug candidates for our own account. In addition to our Cambridge, Massachusetts headquarters, research and manufacturing facilities, we operate research and manufacturing facilities in Ohio.

This press release contains forward-looking information. This forward-looking information is subject to risks and uncertainties. These statements are only predictions and may be inaccurate. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks that we may not consummate the proposed exchange offer or cash offer of new notes, or that only a limited amount of our existing notes will be exchanged for new notes. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results.

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